                                                                    EXHIBIT 2.20

                            ASSET PURCHASE AGREEMENT


     This Asset Purchase Agreement ("Agreement") is made effective as of August 10, 1997 between CSG Systems International, Inc., a Delaware corporation ("CSG"), with its principal place of business located 7887 E. Belleview Avenue, Suite 1000, Englewood, Colorado, and TCI SUMMITRAK of Texas, Inc., a Colorado corporation, and TCI SUMMITrak, L.L.C., a Delaware limited liability company and TCI Technology Ventures, Inc., a Delaware Corporation. (collectively, "TCI"), with their principal place of business located at 5619 DTC Parkway, Englewood, Colorado 80111.

                                    RECITALS

     WHEREAS, TCI owns certain software and related assets associated with the operations currently known as SUMMITrak;

     WHEREAS, TCI desires to sell, transfer, convey and deliver all of its right, title and interest in and to such software and assets to CSG;

     WHEREAS, CSG is in the business of developing and marketing software, and providing billing and customer care services to the telecommunications industry;

     WHEREAS, CSG desires to purchase such software and other assets, as more specifically described below, from TCI;

     Now, therefore, in consideration of the mutual promises herein set forth and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, TCI and CSG agree as follows:

     1. DEFINITIONS. As used in this Agreement, the following terms shall have the meanings set forth below:

         (a) "AFFILIATE" shall mean TCI Communications, Inc. ("TCIC") and any person or entity controlling, controlled by, or under common control with TCIC. For purposes of this Agreement, a person or entity owning at least 20% of the equity interest in an entity shall be deemed to control that entity.

         (b) "ASSUMED LIABILITIES" shall mean the liabilities assumed by CSG under Section 3(f).

         (c) "CONTRACTS" shall mean those agreements, contracts, licenses and orders, whether written or oral that are described in Schedule 2D, and Section s 5(e) and 5(f) of the Disclosure Schedule.

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     (d) "CSG SYSTEM" shall mean any customer service and billing system owned or operated by CSG or any person or entity controlling, controlled by, or under common control with CSG.

     (e) "OPERATIONAL DATA" shall mean any and all license agreements and maintenance agreements or portions thereof relating to the Software and all saleable Software inventory, including all reproducible copies of each of the foregoing and magnetic tapes and machine readable codes or other media reasonably necessary to generate the foregoing. Operational Data shall also include all rights of TCI under all Contracts (as defined in Section 5(e) below), including without limitation, originals or copies of the Contracts set forth on Schedule 2D and originals or copies of all relevant portions of TCI's books, records and accounts, correspondence, production records, technical, manufacturing and procedural manuals, studies, reports, business plans, or summaries relating primarily to the Software.

     (f) "DOCUMENTATION" means all user manuals and technical information relating primarily to the Software, including codes (object and source), program notes, drawings, reproducible copies of each of the foregoing, magnetic tapes, machine readable codes or other media primarily developed for the Software, or reasonably necessary to generate the foregoing. The term shall also mean all of the software programs and related software development tools and utilities that have been used by TCI in the creation of the Software, and for which it has a license to use.

     (g) "EXCLUDED ASSETS" shall mean those assets listed on Schedule 2F, all of which will be retained by TCI and not purchased by CSG.

     (h) "PURCHASED ASSETS" shall mean the assets sold pursuant to this Agreement, as more specifically described in Section 2 below.

     (i) "SOFTWARE" means the software product and the Documentation currently known as SUMMITrak, which is described in Schedule 2A, including without limitation all trademarks (and goodwill appurtenant thereto) and copyrights (including copyright in the structure, sequence and organization of the Software, all screen layouts, command sequences and user interfaces), copyright and trademark registrations, copyright and trademark applications and patent and patent application rights, on such Software, and all of TCI's right, title and interest in and to all intangible property described in Schedule 2A, including without limitation all inventions, discoveries, trade secrets, confidential information, processes, formulas, know-how and rights and interests in all licenses and other agreements to which TCI is a party (as licensor or licensee) or by which it is bound relating to any of the foregoing kinds of property or rights. The term Software shall include all present and predecessor versions of the Software (regardless of whether actually marketed), as well as all work in progress on the Software and related source and object codes and all rights to manufacture, use, sell and license the same.

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         (j) "SUBSCRIBER" shall mean any current or future customer of TCI or any of the Affiliates that subscribes to any of its video (regardless of the medium of delivery, whether via cable, microwave, or otherwise), NVOD, VOD, Internet and/or high speed data services, any combination thereof, or any future comparable, service(s) that supplants in whole or in part any or all of the aforementioned services.

     2. PURCHASE OF ASSETS. On the Closing Date upon and subject to the terms and conditions set forth herein, TCI shall sell, assign, transfer and convey exclusively to CSG all of the following rights, assets and properties, (the "Purchased Assets"), free and clear of any and all Liens, (as herein defined):

         (a) The Software, together with related Documentation, Operational Data, TCI's copyrights, trademarks, (and goodwill appurtenant thereto) patents, patent applications, and any other intellectual property rights in and to the Software as described in Schedule 2A, including trade secrets, know-how, or confidential information embodied within such Software;

         (b) The furniture, fixtures and equipment, and other tangible and intangible assets, as specifically described in Schedule 2B;

         (c) The leases and leasehold interests specifically described in
Schedule 2C;

         (d) The contracts and contract rights specifically described in
Schedule 2D; and

         (e) The other assets specifically described in Schedule 2F.

     TCI agrees that from and after the Closing, TCI shall have no further right to the name SUMMITrak or to use, or to market or otherwise transfer any portion of the Purchased Assets or to maintain the Software for itself or any third party except such rights as set forth in the License Agreement referred to in
Section 6(e) hereof or as may be specifically granted to it under any other license from CSG.

Notwithstanding the foregoing or any other provision hereof to the contrary, (i) the Purchased Assets shall not include the Excluded Assets, as specifically described in Schedule 2F and (ii) the parties acknowledge and agree that it is their intention that the Purchased Assets are all those assets that are currently used by TCI and its Affiliates to process Subscribers using SUMMITrak and to develop and maintain the Purchased Assets except for: (i) the Excluded Assets; and (ii) certain of those assets which are used for both (a) the processing, development and/or maintenance of the Purchased Assets; and (b) the business of TCI and its Affiliates (excluding SUMMITrak operations) ("Shared Assets"), provided, however, with respect to the Shared Assets, the parties agree that they shall use their best efforts as soon as reasonably practicable after the execution of this Agreement to define the Shared Assets and reach an equitable distribution or other

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

accommodations with respect thereto to enable CSG to continue the SUMMITrak operations and TCI and its affiliates to continue their operations. The Excluded Assets schedule may not be added to after execution of this Agreement.

3.  PURCHASE PRICE.

          (a) CSG agrees to pay to TCI Technology Ventures, Inc. or its designee a purchase price for the Purchased Assets as follows:

              (i) At the Closing, CSG shall pay to TCI Technology Ventures, Inc. or its designee by wire transfer or immediately available funds, one-hundred-six-million Dollars ($106,000,000); and

              (ii) CSG shall pay TCI Technology Ventures, Inc. or its designee up to a maximum of an additional fourteen-million Dollars ($14,000,000), as fees payable with respect to Subscribers that convert to a CSG System from a non-CSG System other than the Software ("Converted Subscriber") on or before December 31, 1998 ("Conversion Fee"). The Conversion Fee shall be equal to $0.15 per month, per Converted Subscriber for each of the first 24 months after a Converted Subscriber converts to a CSG System. Payments due under this Section 3(a)(ii) shall begin to accrue on the first of the month subsequent to the month in which any particular Converted Subscriber converts to a CSG System, and shall be payable quarterly, within 60 days after the conclusion of each applicable CSG fiscal quarter. In the event that TCI has met all of its obligations under any mutually agreed to conversion plan for any particular system site, and is ready, willing and able to convert any particular group of Subscribers, and such Subscribers are not converted solely as a result of CSG's inability to effect such a conversion, then CSG agrees that it shall nonetheless credit TCI with an amount of the Conversion Fee that would have been due TCI, had CSG converted such Subscribers in accordance with the agreed upon schedule.

              (iii) CSG shall pay TCI Technology Ventures, Inc., or its designee an additional twelve million dollars ($12,000,000) fifteen (15) days after the end of the first month in which CSG processes on its CCS Services 13 million or more of TCI and its Affiliates' (as those terms are defined in the Master SMS Agreement) video subscribers in accordance with Section 30 and Schedule D of the Restated and Amended CSG Master Subscriber Management System Agreement ("Master SMS Agreement"). Tthe manner in which the 13 million video subscribers are calculated shall be determined by the Master SMS Agreement.

               (iv) CSG shall issue to TCI Technology Ventures, Inc., or its designee warrants to purchase CSG common stock pursuant to the following conditions:

                     - Royalty Warrants: At the Closing CSG shall grant to TCI Technology Ventures, Inc., or its designee warrants to purchase up to 1,000,000 shares of CSG common stock at $24 per share on or after the time that CSG processes 13 million

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video subscribers of Customer and its Affiliates(as those terms are defined in the Master SMS Agreement).

                        - Contingent Warrants: For every 100,000 Customer and its Affiliates (as those terms are defined in the SMS Agreement) video subscribers processed by CSG in excess of the 13 million minimum subscribers required pursuant to the Master SMS Agreement ("Excess Subscribers"), CSG shall grant to TCI Technology Ventures, Inc., or its designee warrants to purchase up to 40,000 shares of CSG common stock at $24 per share, but only if these Excess Subscribers are not presently being processed on a CSG System or are presently being processed but the entity serving such Excess Subscribers has given notice of termination to CSG.

                        In addition, for every 100,000 Excess Subscribers, CSG shall grant to TCI Technology Ventures, Inc., or its designee warrants to purchase up to 20,000 shares of CSG common stock at $24 per share, but only if these Excess Subscribers are presently being processed on a CSG System and the entity serving such Excess Subscribers has not given notice of termination to CSG and which entity is induced to agree to renew with CSG.

All warrants, regardless of when issued, shall expire five (5) years from the date of Closing. The total number of warrants that shall be issued, regardless of whether royalty warrants or contingent warrants, shall not exceed 1.5 million, and each new and renewing system must agree to be bound by the same terms and conditions of the Master SMS Agreement. The parties agree that the warrant terms shall be negotiated in good faith as soon as reasonably practicable after execution of this Agreement, and shall contain reasonable and customary terms, including without limitation, mutually agreed upon demand registration rights, piggyback rights, and the right to benefit from any stock splits or reverse splits or other anti dilution rights to the same extent as CSG common stockholders receive.

          (b) The parties agree that, should CSG commence substantive discussions for the divestiture of all or substantially all of the Purchased Assets taken as a whole to a third party that is not directly or indirectly 100% owned by CSG, at any time before the third anniversary of the Closing, then CSG shall be required to remit to TCI a portion of the proceeds of the Purchased Assets sold based upon the period of time after the closing to the commencement of substantive discussions ("Commencement Date") according to the following schedule:

          Months following the Closing
          to Commencement Date                  Proceeds to TCI
          -----------------------------------------------------

          0 through 12 months                         80%
          more than 12 through 24 months              60%
          more than 24 months through 36 months       40%

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CSG shall not be required to make such payment until such time as CSG has not less than 13 million TCI and its Affiliates (as defined in the Master SMS Agreement) video subscribers being processed on the CCS Services pursuant to
Section 30 and Schedule D of the Master SMS Agreement provided, however CSG shall pay the funds into a mutually acceptable escrow account for the benefit of TCI. Further, no payments to TCI under this Section shall be payable to TCI should all or substantially all of the stock of CSG be sold to a third party.

That portion of the proceeds that shall be remitted to TCI hereunder shall be a reasonably allocated pro-rata portion of the entire consideration received for that portion of the Purchased Assets divested to a third party, and shall only be payable upon receipt by CSG of the consideration. Should there be a subsequent adjustment made to the total consideration received and/or retained by CSG for the Purchased Assets, then the parties agree that there shall be a corresponding subsequent adjustment to the amount earned by TCI.

                        (c) TCI may terminate any TCI agreement with a third party, and should there be damages, penalties or a termination fee payable with respect to such third party contract termination in an amount not in excess of $2,000,000, then the purchase price payable under Section 3 (a)(i) shall be reduced by an amount equal to the damages, penalties, or a termination fee payable as a consequence, and CSG shall then pay an equal amount not in excess of $2,000,000 to the appropriate third party. CSG is not assuming any liability for any third party contracts applicable under this Section, and TCI shall remain solely responsible for any liabilities arising therefrom.

          (d) As additional consideration for entering into this Agreement, the parties hereto shall, before the Closing Date, use their best efforts to prepare and execute a mutually acceptable royalty agreement, pursuant to which CSG shall pay to TCI a royalty equal to five percent (5%) of the net cash received by CSG for nonexclusive licenses of the Software to third party end users, provided, however, if the parties are unable to reach a mutually acceptable royalty agreement prior to Closing, then the terms of this Section 3(d) shall govern CSG's obligation to pay such royalties. Such royalty agreement shall contain customary terms and conditions, and will terminate seven (7) years after the Closing Date. Without limiting the foregoing, no royalty shall be payable for reasonable maintenance, consulting, and/or training fees received by CSG for such services associated with the Software. If CSG licenses the Software to Enron, the above royalty on the net cash received from Enron shall be increased to 10%.

          (e) All license fees, technical support and maintenance fees, receivables and other revenues relating to the Software, for goods sold, Software licensed or services rendered prior to Closing shall be for the account of TCI and all such revenue for goods sold, Software licenses or services rendered on or after Closing shall be for the account of CSG. Promptly following Closing, the parties hereto shall jointly prepare a schedule identifying each technical support, maintenance agreement, end user agreement or other license for the Software and the fees and revenues received at or prior to Closing

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

thereunder for software or services to be provided subsequent to Closing. The aggregate annual fees and revenues received pursuant to each such agreement for services to be provided subsequent to Closing shall be allocated to CSG based on a fraction equal to the number of days of service to be provided by CSG subsequent to Closing as the numerator and 365 as the denominator. Such amount shall be deducted from any remaining purchase price payable to TCI. The amounts set forth on Schedule 3(c) shall be added to, or subtracted from, any remaining purchase price payable to TCI as provided in such Schedule. CSG shall have no obligation to collect any receivables for TCI. CSG agrees to remit to TCI any funds received by CSG to the extent such funds represent payment of TCI receivables.

              (f) Upon and subject to the terms and conditions set forth herein, CSG agrees to assume, pay, perform and discharge when due, all liabilities and obligations of TCI set forth on Schedule 3(f) that relate to the use or ownership or operation of the Purchased Assets after the Closing Date but only to the extent that such liabilities and obligations arise after the Closing Date and relate to or result from the use or ownership or operation of the Purchased Assets by CSG (collectively, the "ASSUMED LIABILITIES"). Other than the Assumed Liabilities, CSG is not assuming and shall not be or become obligated or liable for any liability, indebtedness or obligation of TCI of any nature whatsoever, except as set forth herein.

              (g) After the Closing Date, TCI and CSG will act reasonably and in good faith to permit each other reasonable access to their respective books and records so that each may confirm or verify solely (i) the allocation of the fees and revenues provided in subsection (c) above; (ii) the allocation of responsibility for the Assumed Liabilities referred to in subsection (d) above; and (iii) the calculation of the payments referred to in subsection (a) (ii) and
(b) above.

          4. CLOSING. The Closing of the purchase of assets contemplated hereby (the "Closing") shall take place at the offices of TCI on the fifth business day after all conditions to Closing have been satisfied or waived, or at such time, place and date as the parties hereto may agree in writing (the "Closing Date"). At Closing, the following documents, agreements and consents will be delivered:

              (a) TCI shall deliver to CSG a duly executed bill of sale and such other instruments of transfer as CSG and its counsel may reasonably request to convey to CSG all of TCI's right, title and interest in and to all of the Purchased Assets. At any time and from time to time following Closing, at CSG's request and without further consideration, TCI agrees to promptly execute and deliver such further instruments of sale, transfer, conveyance, assignment and confirmation, as CSG may reasonably request to more effectively transfer, convey and assign to CSG, and to confirm CSG's title to, all of the Purchased Assets and to effectuate and consummate the terms of this Agreement, including but not limited to any assignment of trademarks, patents or copyrights needed

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to effectuate and record the transfer of ownership of the Purchased Assets with the appropriate government agency.

          (b) TCI shall provide CSG with certified copies of applicable certificates of incorporation and bylaws and duly adopted board and, if applicable, shareholder resolutions, authorizing and approving the execution and delivery of this Agreement and consummation of the transactions contemplated herein and the performance by TCI of all acts required herein, accompanied by an appropriate certificate of incumbency for the officers executing and delivering the certificate.

          (c) TCI shall provide CSG with consents required under contracts or leases, to consummate the transactions contemplated hereby.

          (d) TCI shall provide CSG with the agreements of each person who holds a Lien (as defined herein) on the Purchased Assets pursuant to which each such person releases and discharges the Lien which agreement shall be in form and substance reasonably satisfactory to CSG and its counsel.

          (e) TCI and CSG shall provide each other with such other documents or instruments as required pursuant to the provisions of this Agreement or as may reasonably be requested by the parties.

          (f) TCI and CSG will execute and deliver an Assignment and Assumption Agreement in the form attached hereto as Exhibit A pursuant to which TCI shall assign all rights under and pursuant to the Contracts to CSG and CSG will assume obligations that arise on and after the Closing Date with respect to those Contracts identified on Schedule 3(f).

      5.  TCI'S REPRESENTATIONS AND WARRANTIES.    Subject to the matters
set forth in the Disclosure Schedule delivered by TCI to CSG, TCI hereby represents and warrants to CSG as follows:

          (a) Each of the TCI entities is a corporation or limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary.

          (b) Each of the TCI entities has all requisite corporate or company power and authority to enter into this Agreement and to consummate the transactions contemplated herein. The execution and delivery of this Agreement, and the consummation of the transactions contemplated herein have been duly authorized by all necessary corporate or company action on the part of each TCI entity and this Agreement

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constitutes the valid and binding obligation of each TCI entity enforceable in accordance with its terms.

          (c) Except as set forth in Section 5(c) of the Disclosure Schedule, the execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) of
(i) the provisions of any law, rule or regulation applicable to TCI, (ii) the provisions of the Certificate of Incorporation, Bylaws, Certificate of Formation, or Limited Liability Company Agreement of each of the TCI entities;
(iii) any judgment, decree, order or award of any court, governmental body or arbitrator issued against or naming TCI or, to the knowledge of TCI, applicable to TCI; or (iv) conflict with or result in the breach or termination of any term or provision of, or constitute a default under, or cause any acceleration under, or cause the creation of any lien, charge or encumbrance upon the properties or assets of TCI pursuant to, any indenture, mortgage, deed of trust or other instrument or agreement to which TCI is a party or by which TCI or any of its properties is or may be bound. Section 5(c) of the Disclosure Schedule sets forth a true, correct and complete list of all consents and approvals of governmental authorities or third parties that are required in connection with the consummation by TCI of the transactions contemplated by this Agreement, all of which have been obtained, except as noted on such schedule.

          (d) The delivery to CSG of the instruments of transfer of ownership contemplated by this Agreement will vest good title to the Purchased Assets in CSG, free and clear of any and all liens, mortgages, pledges, security interests, restrictions, prior assignments, encumbrances and claims of any kind or nature whatsoever ("Liens") except such Liens identified on Section 5(d) of the Disclosure Schedule which Liens shall be released and discharged at or prior to Closing, except as noted on the schedule. The Software which is presently under development, is being developed by TCI in a diligent, commercial and workmanlike manner.

          (e) Section 5(e) of the Disclosure Schedule hereto contains a true, complete and correct list and description of the contracts, licenses, orders and agreements, whether written or oral, the benefits under which are to be transferred to CSG at the Closing, as Purchased Assets, to which is attached a true, correct and complete copy of each such Contract. Except for such Contracts and other agreements attached to such schedule, TCI is not a party to any agreements or, licenses, either written or oral, relating to the right to use the Purchased Assets, except as disclosed in Section 5(e), the Disclosure Schedule. Each such Contract is a valid and binding agreement of TCI, enforceable against and by TCI in accordance with its terms, and TCI does not have any knowledge that any Contract is not a valid and binding agreement of the other parties thereto except as disclosed in Section 5(e) of the Disclosure Schedule. TCI has fulfilled all material obligations required pursuant to the Contracts to have been performed by TCI on its part prior to the date hereof, and TCI has no reason to believe that it would not be able to fulfill, when due, all of the obligations under the Contracts which remain to be performed after the date hereof assuming this transaction was not consummated and TCI is not in breach of or in default under any Contract which would give the other party thereto the right to terminate such Contract, and no event has occurred which with the passage of time or giving of notice or both would constitute such a default, result in a loss of rights or result in the creation of any lien, charge or encumbrance, thereunder or pursuant thereto except as disclosed in
Section 5(e) of the Disclosure Schedule. To the best knowledge of TCI, there is no existing breach or default by any other party to any Contract, and no event has occurred which with the passage of time or giving of notice or both would constitute a default by such other party, result in a loss of rights or result in the creation of any lien, charge or encumbrance thereunder or pursuant thereto except as disclosed in Section 5(e) of the Disclosure Schedule. TCI is not restricted by any Contract from carrying on its business relating to the Software anywhere in the world, the continuation, validity and effectiveness of each Contract will not be affected by the assignment of each Contract to CSG and all such Contracts are assignable to CSG without any consent, except as disclosed in Section 5(e) of the Disclosure Schedule. Following assignment CSG will have the rights formerly held by TCI under such Contracts. There are no agreements or contracts that require the payment of a royalty or other fee for CSG's use, modification, licensing, distribution, processing services or otherwise carrying on business activities relating to the Software and documentation except as set forth in Section 5(e) of the Disclosure Schedule. After the Closing, TCI and its Affiliates will not use or have any interest in the Customer Data, Documentation or Software except as disclosed in Section 5(e) of the Disclosure Schedule.

          (f) Section 5(f) of the Disclosure Schedule sets forth, without material exception, a true, correct and complete list and, where appropriate, a description of, all licenses and maintenance agreements, or similar arrangements to which TCI is a party as licensee, with respect to the Purchased Assets, and the licensors have no right to terminate such licenses due to the consummation of the transactions contemplated by this Agreement and such agreements are in full force and effect and, to the knowledge of TCI, constitute the enforceable obligation of the parties thereto, except as disclosed on such schedule.

          (g) TCI is the sole exclusive owner of all right, title and interest in and to the Software and, except as described in Section 5(g) of the Disclosure Schedule, the Purchased Assets free and clear of all Liens or other adverse claims other than product licenses granted in the ordinary course of business. TCI now has the exclusive right and authority to use, and to assign to CSG the exclusive right and authority to use after the Closing, the Purchased Assets in connection with the conduct of its business in the manner presently conducted and for CSG to use the Purchased Assets as contemplated by CSG, and to the best knowledge of TCI after due inquiry, such use or continuing use does not and will not conflict with, infringe upon or otherwise violate any rights of any other person, corporation or entity, including but not limited to any trademark or copyright rights of any other person. TCI has not received notice of, and has no knowledge of any basis for, any pleading or threatened claim, interference action or other judicial or adversarial proceeding against TCI to the effect that any of the operations, activities, products, services or publications of TCI or any of its customers or distributors in connection with the Purchased Assets infringes or will infringe any patent, trademark, trade name, copyright, trade secret or other property right of a third party, or that it is illegally or otherwise wrongfully using the trade secrets, formulae or property rights of others and there is no suit, action or proceeding pending, or to the best knowledge of TCI, threatened against or affecting the Purchased Assets, or their use and there is no judgment, decree, injunction, rule or order with respect thereto. TCI has not been advised of any outstanding or threatened disputes or other disagreements with respect to any licenses or similar agreements or arrangements described in the Disclosure Schedule with respect to infringement by a third party of any of the Purchased Assets. The Purchased Assets owned or licensed by TCI or under which TCI is licensed are sufficient to conduct business relating to the Software as presently conducted, except as otherwise disclosed to CSG in Section 5(g) of the Disclosure Schedule. TCI has taken commercially reasonable steps to protect its right, title and interest in and to and the continued use of, the Purchased Assets, and to the best knowledge of TCI, no officer, director, shareholder or present or former employee of TCI, nor any relative or affiliate thereof, owns or has a financial interest in, directly or indirectly, in whole or in part, any of the Purchased Assets; and TCI has no knowledge that any third party is infringing, or will threaten to infringe, upon or otherwise violate any of the rights in the Purchased Assets. TCI is not a party to any distribution, sales or marketing agreements, oral or written, with any third party regarding the Purchased Assets which entitles any persons (i) to act as a distributor or sales or marketing agent on behalf of CSG for the Purchased Assets or (ii) to a fee from CSG with respect to any license, sales or maintenance agreement entered into by CSG subsequent to the date of this Agreement.

          (h) TCI has complied in all material respects with all laws and regulations which are applicable to it, its ownership of the Purchased Assets and the conduct of its business in regard to the Purchased Assets, including without limitation all laws and regulations applicable to the licensing, sale or delivery of the Software outside the United Sates and has performed and complied with all contracts, commitments and obligations by which it is bound and which affect the Purchased Assets, except where the failure to so comply would not have a material adverse effect on the use, operation or licensing of the Software, taken as a whole. Each and every person that was an independent contractor of TCI at the time the person contributed to the creation of the Purchased Assets, has signed a binding and enforceable agreement with TCI conveying to TCI all of such person's right, title and interest in and to any such creation, except as set forth in Section 5(h) of the Disclosure Schedule.



          (i) Except as set forth on Section 5(i) of the Disclosure Schedule:

          (i) no copies of the Software have been licensed to any third party and there are no outstanding maintenance agreements with any third party, (ii) there are no third parties that have the right to distribute, remarket, resell, use or otherwise sublicense the Software or any portion thereof anywhere in the world and (iii)there are no lists of prospective customers of the Software or for services to be performed using the Software and no marketing materials for the Software that have been prepared.

          (j) [DELIBERATELY OMITTED]

          (k) Except as set forth on Section 5(k) of the Disclosure Schedule, TCI is not a party to any agreement, written or oral, requiting it to provide access to the source code for the Software to any person and no third party has any right to such source code and the execution and delivery of this Agreement will not cause any third party to have any right, or access, to such source code. There are no copies of the source code of the Software other than those being delivered to CSG under this Agreement or as set forth on Section 5(k) of the Disclosure Schedule.

          (l) TCI does not have in place any U.S. or foreign distribution, marketing, development, OEM, agent or other agreement whereby any third party has any right whatsoever to market, license, sell or otherwise directly or indirectly distribute the Software to end users, except as disclosed on Section 5(l) of the Disclosure Schedule.



      6. ADDITIONAL COVENANTS AND AGREEMENTS. TCI and CSG make the following additional covenants and agreements:

          (a) TCI will provide CSG a list of all of the TCI and Affiliates employees that are primarily engaged in the SUMMITrak operations as Schedule 6
(a). CSG will offer employment to all employees listed on Schedule 6(a) and, if employed by CSG, CSG will not terminate any such employee for at least ninety
(90) days, except for cause. Such employment will be offered at comparable compensation packages. CSG and TCI will on or before August 22, 1997 mutually agree upon the persons that appear on Schedule 6(a) that will continue to be employees of TCI after the closing and which will be attached as Schedule 6(a)(1) ("Excluded Employees"). TCI shall use its reasonable best efforts to encourage the employees identified on Schedule 6(a) other than the Excluded Employees to become employees of CSG in CSG's Denver, Colorado metropolitan area offices. In furtherance thereof, TCI shall cooperate with and use its reasonable best efforts to assist CSG, if requested by CSG, in hiring such persons by rendering such services as may reasonably be requested by CSG. If any such employees are hired, TCI agrees that it will not solicit or hire any such person for a period of two (2) years following Closing; provided, however, that for any such employees terminated by CSG, TCI may rehire any such person thirty (30) days following such person's termination of employment by CSG. TCI shall, at its cost and expense, enforce for its benefit, and for the benefit of CSG, each agreement between TCI and each employee listed on Schedule 6(a) and each agreement with any current or former TCI employee who does not become an employee of CSG at Closing relating to the Purchased Assets. There are no contracts, agreements or understandings between TCI and any of the

Schedule 6(a) employees (excluding the Excluded Employees) whereby such employees would be entitled to any severance or benefits other than that to which they are entitled under applicable statutes such as COBRA, except as set forth in Section 6(a) of the Disclosure Schedule.

          (b) For a period of one-hundred-eighty (180) days after the Closing TCI shall use commercially reasonable efforts to assist CSG in the transition of the business which utilizes the Purchased Assets. On a commercially reasonable basis, TCI agrees to provide CSG, as and when requested by CSG, prompt, timely and appropriate technical assistance from appropriately qualified existing TCI personnel that were involved in the SUMMITrak operations, if there are any such TCI personnel, within a reasonable period of time after request from CSG, including without limitation, as specified by CSG, telephone conversations and meetings with CSG personnel; provided, however, that TCI retains the right to terminate any of its employees for any reason at any time and it shall not be obligated to make any employee who resides outside of the Denver, Colorado area available for meetings with CSG representatives or make any employee who resides in the Denver, Colorado area available for meetings outside of the Denver, Colorado area.

          (c) For a period of thirty (30) days following Closing, TCI agrees to diligently and in good faith refer all inquiries regarding the availability, performance, use, licensing or servicing of the Software to CSG and shall direct all such inquires to Jack Pogge at 7887 E. Belleview Avenue, Englewood, Colorado 80111, telephone number 303-796-2850.

          (d) CSG and TCI understand and agree that the Disclosure Schedule referred to in Section 5 may be amended to reflect additional information compiled by TCI on or before August 22, 1997. TCI agrees to deliver to CSG all Disclosure Schedule materials as soon as reasonably practicable after execution of this Agreement, in portions, as collected; provided, however, that TCI shall have until August 22, 1997 to deliver to CSG the final, binding Disclosure Schedule. TCI further agrees to use its best efforts to timely provide to CSG access to persons, documents, the Purchased Assets and information as CSG reasonably requests for purposes of completing its legal and technical due diligence.

          (e) TCI shall provide to CSG the use of the Dallas Data Center for purposes of carrying out the business currently conducted by TCI related to the Purchased Assets for a period of not less than 120 days for rent equal to $4,000 monthly (inclusive of all ancillary services) and at CSG's option, TCI may continue to lease to CSG such use of the Dallas Data Center for a period of not less than one (1) year and at the same rent. CSG agrees that it shall, as soon as reasonably practicable after the Closing, make arrangements to relocate the equipment and Software portion of the Purchased Assets located in the Dallas Data Center.

          (f) With respect to the real property located at Orchard III, the parties agree that they shall use their best efforts to negotiate and enter into an agreement, as soon as reasonably practicable after execution of this Agreement, to sublease to CSG a portion of the square footage leased at Orchard III that is necessary to process, develop and maintain the Purchased Assets, including CSG's use of local telephone, security, janitorial and ancillary services. The term of the sublease shall be mutually agreed upon. The cost of the sublease shall approximate TCI's actual cost.

          (g) The parties hereto agree to use their best efforts to satisfy all conditions to Closing, including making any necessary filings with governmental agencies, and taking other steps to consummate the transactions contemplated hereby.

      7.  CONFIDENTIAL INFORMATION AND NON-COMPETITION.

          (a) TCI shall hold in confidence, and use its best efforts to have all of its officers, directors and personnel hold in confidence, all knowledge and information of a secret or confidential nature that is embodied in or a part of to the Purchased Assets and shall not disclose, publish or make use of the same without the consent of CSG, except for (i) Confidential Information which at the time of disclosure is in the public domain; (ii) Confidential Information which after generation or disclosure is published or otherwise becomes part of the public domain through no fault of the receiving party (but only after and to the extent that it is published or otherwise becomes part of the public domain);
(iii) Confidential Information which was received after the time of generation or disclosure hereunder, from a third party who did not acquire it, directly or indirectly, from the other party under an obligation of confidentiality or otherwise acquired from the receiving party; and (iv) Confidential Information which is required to be disclosed by law or legal process. For purposes of this Agreement, the term "Confidential Information," includes without limitation, (i) any and all information that is uniquely related to the Software or the Documentation that TCI has held in confidence prior to the date of this Agreement, and (ii) the financial and other terms of this Agreement and related transactions. Confidential Information also includes unique programming techniques, security techniques, control techniques and analysis techniques incorporated in the Software. "Confidential Information" shall not include confidential information not sold as a part of the Purchased Assets. TCI shall use its commercially reasonable best efforts to protect all Confidential Information that remains in its possession or control and shall use its best efforts to enforce this obligation against breach by its employees and agents and third party vendors. Notwithstanding the foregoing, TCI shall have the right to use Confidential Information that was used in its businesses prior to the date of this Agreement for purposes other than the development of the Software and the processing of Subscribers using the Software and that does not diminish the value of the Purchased Assets, provided that TCI maintains the confidentiality of the Confidential Information.

          (b) For a period of five (5) years after the date of the Agreement, neither TCI nor any affiliate thereof (including employees) shall market, license to others or sell any product which has the same or substantially the same form or fulfills substantially the same function or primary applications as the Software. TCI agrees, at its cost and expense to use its commercially reasonable best efforts to enforce for its benefit, and for the benefit of CSG, each agreement between TCI and each of the former employees and, to the extent applicable, any independent contractors, that had access to the Software, to ensure compliance with this subsection by former employees and contractors of TCI.

          (c) The parties hereto agree that the duration and geographic scope of the non-competition provisions set forth herein are reasonable. In the event that any court determines that the duration or the geographic scope, or both, are unreasonable and that such provision is to that extent unenforceable, the parties hereto agree that the provision shall remain in full force and effect for the greatest time period and in the greatest area that would not render it unenforceable. The parties intend that this non-competition provision shall be deemed to be a series of separate covenants, one for each and every county of each and every state of the United States of America and outside the United States of America where this provision is intended to be effective. Any such amendment to the non-competition provision therefore shall only be applicable in the jurisdiction over which the particular judicial body has authority.

          (d) Except as set forth in Section 7(c), each of TCI's employees, agents and representatives who have been directly involved with the development of the Software, has executed a non-disclosure agreement protecting the confidentiality of the Software and each such person is identified on Section 7(e) to which is attached a true, correct and complete copy of each such agreement.

     8. CSG'S REPRESENTATIONS AND WARRANTIES. CSG makes the following representations and warranties:

          (a) CSG is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary.

          (b) CSG has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated herein. The execution and delivery of this Agreement, and the consummation of the transactions contemplated herein have been duly authorized by all necessary corporate action on the part of CSG and this Agreement constitutes the valid and binding obligation of CSG enforceable in accordance with its terms.

          (c) The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) (i) the provisions of any law, rule or regulation applicable to CSG;
(ii) the provisions of the Certificate of Incorporation or Bylaws of CSG; (iii) any judgment, decree, order or award of any court, governmental body or arbitrator applicable to CSG; or (iv) conflict with or result in the breach or termination of any term or provision of, or constitute a default under, or cause any acceleration under, or cause the creation of any lien, charge or encumbrance upon the properties or assets of CSG pursuant to, any indenture, mortgage, deed of trust or other instrument or agreement to which CSG is a party or by which CSG or any of its properties is or may be bound.

              The representations and warranties of TCI contained in this Agreement constitute the sole and exclusive representations and warranties of TCI to CSG in connection with this Agreement and the purchase of the Purchased Assets, and CSG acknowledges that all other representations and warranties are specifically disclaimed and may not be relied upon as a basis for a claim against TCI.]

          (d) CSG has on hand, or has arranged financing for the entire amount of, the initial cash consideration referred to in Section 3(a)(i) above, and will have such cash available to it to deliver to TCI in accordance with Section 3(a)(i).

     9.   INDEMNIFICATION.

          (a) TCI agrees to indemnify and hold CSG harmless as follows:

              (i) For the period of four (4) years after the Closing, TCI will defend any claims or proceeding brought against CSG to the extent based on assertions that the Software infringes on any patent, trademark, copyright, trade secret or any other intellectual property, contractual or other rights of any third party, and shall indemnify and hold harmless CSG against all costs, damages and expenses incurred by CSG which result from any such claim. Such defense and payments are subject to the conditions that: (i) TCI will be notified promptly in writing by CSG of any such claim, (ii) TCI will have control of the defense and all negotiations for any settlement or compromise;
(iii) TCI will not be responsible for any claims based on CSG's modification or enhancement to the Software, (iv) CSG will reasonably assist TCI at TCI's expense in the defense of any such claim; and (v) should the Software become (or in TCI's reasonable opinion be likely to become) the subject of any such claim, CSG will permit TCI, at TCI's expense, to either procure for CSG and its customers the right to continue using the Software, or replace or modify the Software so that it becomes non-infringing while providing functionally equivalent performance. CSG may choose to participate in the defense of any claim at its own expense. If TCI falls to defend CSG hereunder, then CSG shall be permitted to select its own counsel and shall be entitled to reimbursement from TCI of all reasonable costs and expenses associated with such defense, including any costs of settlement or compromise.

                    (ii) TCI's liability to indemnify and hold CSG harmless under this Section shall be limited to ten million dollars ($10,000,000) in the aggregate, exclusive of TCI's attorney's fees.

          10. SURVIVAL OF REPRESENTATIONS AND WARRANTIES. All representations and warranties shall expire at Closing, except for those representations and warranties of TCI for which indemnification is provided in Section 9 (a)(i).

          11. NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation), mailed by registered or certified mail (return receipt) or sent by a worldwide overnight courier company that provides written confirmation of receipt to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

               If to CSG:         CSG Systems, Inc.
                                  7887 E. Belleview Avenue
                                  Suite 1000
                                  Englewood, CO  80111
                                  Attn:  Jack P. Pogge

               with a copy to:    CSG Systems, Inc.
                                  7887 E. Belleview Avenue
                                  Suite 1000
                                  Englewood, CO  80111
                                  Attn:  Joseph T. Ruble, Esq.

               If to TCI:         Tele-Communications, Inc.
                                  5619 DTC Parkway
                                  Englewood, CO  80111
                                  Attn:  Larry Romrell

               with a copy to:    Tele-Communications, Inc.
                                  5619 DTC Parkway
                                  Englewood, CO  80111
                                  Attn:  Lee W. Zieroth, Esq.

          12. BROKERS AND FINDERS. Each of TCI and CSG represents that no agent, broker, investment banker, financial advisor or other firm or person is or will be entitled to any broker's or finder's fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement and each party agrees to indemnify the other party and hold the other party harmless from and against any and all claims, liabilities or obligations with respect to any other fees, commissions or expenses asserted by any person on the basis of any act or statement alleged to have been made by such first party.

          13. EXPENSES. Each of the parties hereto agree to pay its own costs and expenses incurred in connection with this Agreement or any transactions contemplated by this Agreement. The foregoing shall not be construed as limiting any rights which any party may have as the result of a breach of the terms, conditions or provisions contained in this Agreement or any misrepresentation or omission to disclose any fact necessary in order to make any statements made not misleading or a breach of a specific indemnification provision hereof.

          14. RELATIONSHIP OF PARTIES. The parties to this Agreement agree that they are not agents, partners or joint ventures.

          15.  CONDITIONS PRECEDENT TO CLOSING.

               (a) CSG's obligations hereunder shall be subject to the condition that there shall have been no breach or breaches by TCI of any of its representations, warranties or covenants which, singularly or together, result in a material adverse effect on the value of the Purchased Assets, taken as a whole.

               (b) TCI's obligations hereunder shall be subject to the condition that there shall have been no breach or breaches by CSG of any of its representations, warranties or covenants which, singularly or together, result in a material adverse effect on the value of the consideration to be received by TCI hereunder, taken as a whole.

               (c) The obligations of the parties to this Agreement are also conditioned upon the expiration of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

               (d) The obligations of the parties are conditioned upon the simultaneous closing of that certain Restated and Amended CSG Master Subscriber Management System Agreement by and between CSG and TCI Cable Management Corporation.

          16.  TERMINATION.

               (a) CSG may terminate this Agreement without any liability of any nature to TCI, if (i) the conditions to Closing specified in Section 15 have not been fulfilled on or before October 25, 1997, provided that CSG has fulfilled all of its obligations hereunder, or (ii) CSG gives TCI notice on or before September 2, 1997, that CSG in its sole and absolute discretion, as the result of its legal or technical due diligence has decided to terminate this Agreement, except that in this instance only CSG shall pay to TCI Technology Ventures, Inc. or its designee the amount of five million dollars

($5,000,000) by wire transfer of immediately available funds within five business days of such notice.

               (b) TCI may terminate this Agreement without any liability of any nature to CSG, if the conditions to Closing specified in Section 15 have not been fulfilled on or before October 25, 1997, provided that TCI has fulfilled all of its obligations hereunder.

          17. FURTHER ASSURANCES. Subject to the terms and conditions herein provided, each of the parties hereto shall use reasonable efforts to take, or cause to be taken, such action, to execute and deliver, or cause to be executed and delivered, such additional documents and instruments and to do, or cause to be done, all things necessary, proper or advisable under the provisions of this Agreement and under applicable law to consummate and make effective the transactions contemplated hereby.

          18. GUARANTEE. TCI Technology Ventures, Inc. unconditionally guarantees the performance of all of the obligations of the TCI entities hereunder without CSG's having to pursue any claim or remedy against the other TCI entities and regardless of the apportionment of liability among the TCI entities.

          19. PUBLICITY. Any general notices, releases, statements or communications to the general public or the press relating to this Agreement and the transactions contemplated hereby shall be made only at such times and in such manner as may be mutually agreed upon by the parties hereto provided, however, that the parties hereto shall be entitled to issue such press releases and to make such public statements as are, in the opinion of their respective legal counsel, required by applicable law, in which case the other party shall be advised thereof and the parties shall use their reasonable efforts to cause a mutually agreeable release or announcement to be issued.

          IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their duly authorized representatives on the date first above written.

CSG SYSTEMS INTERNATIONAL, INC.:

By:  /s/ Neal C. Hansen
    -------------------

Neal C. Hansen
Chief Excutive Officer


TCI SUMMITRAK of Texas, Inc.

By:  /s/ Gary K. Bracken
     -------------------

Gary K. Bracken
Vice President


TCI Technology Ventures, Inc.

By:  /s/ Larry E. Romwell
     --------------------

Larry E. Romwell
President


TCI SUMMITrak, L.L.C.
By:  TCI Ventures Group, L.L.C

By:  Larry E. Romwell
     ----------------

Larry E. Romwell
Vice President